Exhibit 99.1

Freeline Completes ADS Ratio Change

LONDON, May 12, 2023 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) today announced that the company’s previously disclosed change to its American Depositary Share (“ADS”) to ordinary share ratio has been made effective prior to the open of business on May 12, 2023. The ratio has changed from one (1) ADS to one (1) ordinary share to the new ratio of one (1) ADS to fifteen (15) ordinary shares.

For the company’s ADS holders, the change in the ADS ratio has the same effect as a one-for-fifteen reverse ADS split and is intended to enable the company to regain compliance with the Nasdaq minimum bid price requirement. At the effective time of the ratio change, all ADSs then held were canceled and new ADSs were issued, whereby for every fifteen ADSs canceled, one new ADS was issued. Holders of uncertificated ADSs had their ADSs automatically exchanged.

The ADS ratio change has no impact on Freeline’s underlying ordinary shares, and no ordinary shares will be issued or canceled in connection with the ADS ratio change. The ratio change affects all ADS holders uniformly and will not alter any ADS holder’s percentage interest in the company’s equity, except to the extent that the ratio change would have resulted in an ADS holder owning fractional ADS. No fractional ADSs were issued in the ratio change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank. Freeline’s ADSs continue to be traded on the Nasdaq Capital Market under the ticker symbol “FRLN.”

The company will pay the depositary fees in connection with the ADS ratio change and expects to disclose the related charges in its report on Form 6-K for the six months ended June 30, 2023.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company focused on developing transformative gene therapies for chronic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector and capsid (AAVS3), along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into a patient’s bloodstream. The company is currently advancing FLT201, a highly differentiated gene therapy candidate that delivers a novel transgene, in a Phase 1/2 clinical trial in people with Gaucher disease type 1. Freeline is headquartered in the UK and has operations in the United States. For more information, visit www.freeline.life or connect with Freeline on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express opinions, expectations, beliefs, plans, objectives, assumptions or projections of Freeline Therapeutics Holdings plc (the “Company”) regarding future events or future results, in contrast with statements that reflect historical facts. These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the potential that the Company may not be able to regain compliance with the minimum bid price requirement or continue to meet any other requirement in the future. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media and Investor Contact:

Naomi Aoki

naomi.aoki@freeline.life

Senior Vice President, Head of Investor Relations & Communications

+ 1 617 283 4298